FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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FOR IMMEDIATE RELEASE

TURKCELL ILETISIM HIZMETLERI A.S. REPORTS RESULTS FOR THE YEAR ENDED
31 DECEMBER, 2006

PROFITABLE GROWTH ACHIEVED IN 2006

Istanbul, Turkey, February 27, 2007 – Turkcell (NYSE:TKC, ISE:TCELL), (www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, today announced results for the year ended December 31, 2006. All financial results in this press release are audited, prepared in accordance with International Financial Reporting Standards (“IFRS”) and expressed in US$.1

Highlights of the Year

•	Turkcell’s subscriber base grew by 14% to 31.8 million (27.9 million) as of December 31, 2006
•	Minutes of usage per subscriber (“MoU”) in 2006 increased to 70.3 minutes (67.7 minutes) through various incentives and loyalty programmes as well as segmented offers throughout the year
•

Turkcell recorded average revenue per user (“ARPU”) of US$12.1 (US$14.0) in 2006. The decrease was mainly due to loyalty programmes, depreciation of TRY against US$ combined with the dilutive impact of prepaid subscribers

•

Revenue increased to US$4.7 billion (US$4.5 billion) in 2006 due to a higher MoU and an increasing subscriber base as well as the contribution of our consolidated subsidiaries, despite the depreciation of TRY against US$

•	Turkcell recorded an EBITDA* margin of 39% (38%) in 2006 as a result of maintained operational efficiency
•	Net income increased 13% to US$875.5 million (US$772.2 million) for the year ended December 31, 2006 due to a continued strong operational performance

*EBITDA is a non-GAAP financial measure. See page 16 for the reconciliation of EBITDA to net cash used for operating activities.

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  1  Figures in parentheses following the operational and financial results for the year 2006 refer to the same item in the year 2005 and figures in parentheses following the operational and financial results for the fourth quarter of 2006 refer to the same item in the third quarter of 2006. For further details, please refer to the consolidated financial statements and notes for the year ended December 31, 2006 which can be accessed via our web site at the investor relations section (www.turkcell.com.tr).

Please note that all financial data is consolidated and comprises of Turkcell Iletisim Hizmetleri A.S., (the “Company”, “Turkcell”) and its subsidiaries and its associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprise of Turkcell only. The terms "we", "us", and "our" in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

Comments from the CEO, Sureyya Ciliv

‘‘We are pleased with 2006 financial and operational results. Turkcell had strong performance in 2006 despite increased competition.

In our home market Turkey, we are the preferred choice by far because we deliver the highest value proposition to all of our key customer segments today. Our strong network infrastructure enables us to offer the highest quality voice and data services together with the best coverage. Our call center is the largest, considered the best and is focused on customer satisfaction and loyalty. Our efficient operations enable us to offer competitive pricing. Our strong brand and wide dealer/partner network are strong competitive advantages as well.

On the international front, we are happy about the markets we are in and the future growth opportunities. In Ukraine, having completed significant investments in network infrastructure, we expect to see significant progress in business results in 2007. We will continue to selectively evaluate international opportunities in our region, while continuing to progress towards a fundamentally sound business model in our current operations.

We have outstanding People and Partners in Turkcell. They have passion for technology and innovation. They have discipline for operational excellence and high level of focus for customer satisfaction. They have a tradition and culture of being winners. We work well together and we are a strong team. I am confident that we will continue our success despite ever changing technology and market conditions.

I am very happy about joining Turkcell and excited about continuing our strong technological and market leadership in the future. Turkcell will grow and evolve as a leading communications company.”

OVERVIEW OF YEAR 2006

In 2006, Turkey enjoyed fairly good GDP growth of 5.6% despite the turbulance during May and June which resulted in pressure on inflation targets as well as an increase in interest rates. We believe this volatility has had limited impact on our operational and financial performance for the year as a whole.

During 2006, the Turkish GSM market continued its strong subscriber growth and the mobile line penetration rate in Turkey reached approximately 70% as of 2006 year end. We believe the growth potential in Turkey remains promising and in 2007 we expect the growth in the market and in our subscriber base to continue. We estimate that the mobile line penetration rate may reach 80% levels at the end of 2007.

2006 saw strong operational performance and profitable growth. We maintained our leading position and continued to build on our strengths, including; high service quality and coverage, our large customer base, most technologically advanced network infrastructure, wide range of value added services and our well established distribution channels. In addition, we continued with our customized campaigns and incentive programs throughout the year, strengthening our brand image and value attributes as necessary.

For 2007, in an increasingly competitive environment, we intend to maintain our leading position and emphasize our customer focused approach for delivering high quality products and services on a segmented basis and continue to highlight our well designed value propositions.

The Competitive Landscape and Our Offerings

Growth in the Turkish GSM market continued in 2006 with efforts of GSM operators to increase their share of new subscribers as well as to increase the usage of mobile services. We maintained our leading position in the market with 60% market share as of September 30, 2006 (Source: Telecommunication Authority).

We have seen the ownership structures of our competitors being settled. As a result, we have seen some shift towards a more rational competitive environment noted by upward price adjustments and more chargeable campaigns by our competitors.

We continued to introduce offers and campaigns for loyalty as well as acquisition purposes based on our advanced Service Delivery Platforms and our Customer Relationship Management (“CRM”) approach.

Throughout 2006 our ambition was to focus on enhancing customer satisfaction, through our segmented approach, in service and product offerings, while sustaining a balance with our revenue goals.

With respect to our portfolio of service offers, we continued to focus on the Youth Segment with our “gnctrkcll Program”. gnctrkcll has reached approximately 14 million members who have been benefitting from periodic offers. In addition to gnctrkcll, we recently introduced a new program for the Professionals Segment, called “IsTcell” (‘‘Turkcell at Work’’), which provides advantages to its members as they talk on their mobile phones, connect to the Internet, or use other value added services.

As part of our pre-emptive actions to build on our existing customer loyalty and our brand image, we launched “Connect to life with Turkcell” a communication motto with a campaign during the third quarter. We believe this has had a positive impact on Turkcell’s perception and brand image as planned; consequently, our fourth quarter results in terms of usage have been positively impacted while this quarter supposed to be one of the lowest quarters historically due to the seasonality and Ramadan impact. Additionally, “Chat Bird” campaign aimed at the youth segment had an additional positive impact on usage during the fourth quarter.

Meanwhile, in line with developments in our market, we made upward price adjustments during the year realizing a 16.5% average adjustment on a cumulative basis. The last adjustment of the year was 7.7% on a blended basis at the end of December 2006.

With our value added services (“VAS”), we are continuously seeking to extend our product range through the introduction of new services to meet the needs and expectations of our customers as well as increasing the usage of our existing portfolio. During 2006, we regressed with our strategy to increase revenue by introducing volume and time based internet flat rate packages and volume based sms packages. In addition, we launched new unprecedented services such as “Pay for Me from Abroad”, “MMS Invoice”, and “Turkcell Address Book”.

Furthermore, as a result of our efforts to differentiate ourselves from our competitors with innovative and pioneering solutions, we became the first operator in the world to launch Mobile Digital Signature with its enhanced security features in Turkey.

Furthermore in 2006, we launched our mobile portal “turkcell-im”, which is positioned as the single point of access to all of our VAS services of Turkcell. Through agreements with major global and local content providers, such as EMI, MTV, Universal, Warner Bros and Sony BMG, we provide our subscribers with the widest variety of content choice. We also received the “Best Broadcast Commercial” award with the campaign of turkcell-im in the Global Mobile Awards 2007 competition held by the GSM Association.

As a result of adding new products to our portfolio, combined with the support of Turkcell branded terminals such as Turkcell ConnectCard, Turkcell PDA, and Turkcell Blackberry, our value added services revenue reached 14% of our total net revenue in 2006. For 2007, our focus to grow VAS revenues through improving the penetration of our existing services and increasing usage through new value added service offerings remains.

Regulatory Environment and Legal Developments

Treasury Share Calculation:

In March 2006, the gross revenue definition, in our License Agreement used in the calculation of the 15% treasury fee (made up of the ongoing license fee and universal fund paid to the Turkish Treasury and the Ministry of Transportation, respectively), was revised. Currently, Turkcell pays the 15% treasury fee, based on the new gross revenue definition which excludes accrued interest charges for late collections from subscribers and indirect taxes such as the 18% Value Added Taxes (VAT), and a few other expenses as well as the accrued revenues. Prior to this revision, the gross revenue definition included indirect taxes, such as VAT.

Interconnection Rates:

With regard to the revision of pricing terms of interconnection agreements, the Telecommunications Authority (“TA”) issued new reference call termination rates for all operators in the market as of June 2006. These new call termination rates were lower than the rates applied with the other GSM operators previously, did not reveal any change to the temporary interconnection rates applied between Turk Telekom and Turkcell since August 2005. Given the disagreements that existed between us and other GSM operators regarding the revision of pricing terms of the interconnection agreements, the TA resolved that these call termination rates shall be applicable with Telsim and Türk Telekom from March 2006, with Vodafone starting from May 2006 and Avea starting from July 2006. After the TA’s decision, Vodafone and Turkcell agreed on better pricing terms. Overall, we believe the direct impact of the decline in call termination charges has had limited impact on our operations, given the relatively small percentage of our revenue derived from interconnection revenues.

Mobile Number Portability:

In February 2007, the TA introduced a regulation regarding Mobile Number Portability (MNP) and the implementation is expected to be towards the end of 2007. As a result of our high quality of service and on-going efforts towards increasing customer satisfaction and loyalty, we believe the impact of number portability on our operations will be limited.

3G:

The 3G license tender process is expected to take place during the first half of 2007 based on announcements of the TA and as the authorization plan regarding the 3G licensing process has been approved by the Turkish Cabinet in February 2007. We look forward to the timely implementation of the tender process and we believe we are well positioned to realize advantages of 3G for our market, in line with the needs and expectations of our customers.

Other Operations

Fintur

We hold a 41.45% stake in Fintur, which currently holds our entire interest in all of our international GSM investments other than in Turkish Republic of Northern Cyprus and Ukraine operations.

FINTUR as of Dec. 31, 2006	Subscriber (mio)	EBITDA Margin (%)

Kazakhstan	3.5	58%
Azerbaijan	2.3	61%
Moldova	0.5	44%
Georgia	1.0	48%
TOTAL	7.3

Fintur’s operations in Kazakhstan, Azerbaijan, Moldova, and Georgia maintained a solid growth trend during 2006. Fintur’s operations added approximately 1.2 million net new subscribers in 2006, growing the total number of subscribers to approximately 7.3 million (6.1 million) as of December 31, 2006. Fintur’s operations added approximately 481,000 (298,000) net new subscribers during the fourth quarter of 2006. In the fourth quarter of 2006 consolidated revenues of Fintur remained flat at US$323.8 million (US$320.5 million). The consolidated revenue of Fintur grew by 35.9% to reach US$1,161.4 million (US$853.6 million) for the year 2006.

We own 41.45% of Fintur and account for our investment in Fintur using the equity method. Fintur’s contribution to income was US$18.3 million (US$27.2 million) in the fourth quarter of 2006. For the year 2006, we recorded US$81.3 million (US$68.2 million) of income by using the equity method.

Ukraine

Astelit, in which we hold 54.8% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”.

Since its inception in February 2005, Astelit has worked on establishing network coverage to provide high quality services in Ukraine. As of December 31, 2006, Astelit invested approximately US$540 million, established more than 3,900 base stations to ensure a rapid roll-out of its infrastructure which currently covers approximately 90% of the Ukranian’s population. “life:)” was the first in the market to introduce EDGE and GPRS services, which provide the highest data transfer speed available in GSM network. Astelit has also focused on establishing brand awareness and values as well as growing its subscriber base.

Through its distribution channel of approximately 24,200 sales points and high brand recognition in the Ukranian market, Astelit’s subscriber base grew to 5.6 million (2.5 million) by the end of

December 31, 2006. Starting from the fourth quarter of 2006 we are disclosing subscriber numbers and ARPU with the breakdown of total and active subscriber2 base for Astelit.

Summary of Operational Data for Astelit	Q3 2006	Q4 2006	YE 2006

Number of subscribers (million)
Total	4.7	5.6	5.6
Active (3 months)	1.9	3.1	3.1

Average Revenue per User (ARPU) in US$
Total	1.7	2.0	1.9
Active (3 months)	3.9	4.1	3.4

Astelit achieved encouraging results in growing its 3 months active susbcriber base and ARPU during the fourth quarter of 2006 highlighting the pick up in line with our well establishing operations.

During the fourth quarter of 2006, Euroasia recorded net revenue of US$30.5 million (US$20.7 million), negative EBITDA3 of US$26.5 million (US$21.9 million), and net loss of US$29.9 million (US$57.9 million). Also during this quarter, US$83.2 million (US$27.4 million) of capital expenditure was recorded for the Ukrainian operations.

For the year 2006, Euroasia recorded net revenue of US$87.9 million (US$45.6 million) negative EBITDA of US$83.8 million (US$64.7million), and net loss of US$198.0 million (US$100.4 million). Total capital expenditure for 2006 reached US$200.2 million (US$270.6 million). Astelit plans to spend around US$150 million in 2007 for capital expenditure.

Astelit has a US$390 million secured syndicated loan and a further US$150 million unsecured loan guaranteed by Turkcell. Of the total US$540 million, Astelit has drawn US$494.7 million as of December 31, 2006. The proceeds have been used to refinance Astelit’s existing vendor loans, local bank loans and to finance additional capital expenditures and working capital investments.

Based on Astelit’s interim financial statements for the months ended March 2006, June 2006, September 2006 and December 2006. Astelit was in breach of certain covenants of its senior debt and Astelit has obtained all necessary waivers related to such covenant breaches.

We agreed to participate in additional shareholder support amounting to a total of US$300 million which will be provided to Astelit in the form of cash equity and to pay such amount proportional to our 54.8% ownership stake in Astelit. Moreover, we have decided to take over all or a portion of the rights and obligations of the creditors of the Astelit Senior Debt in accordance with the related provisions, who may decline to continue to take part in the facility following the implementation of such new restructuring, to support Astelit to comply with its obligations in this respect. Astelit is currently discussing with the creditors and ECAs the detailed terms of the restructuring.

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2Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.

3EBITDA is a non GAAP financial measure. See page 17 for the reconciliation of Astelit EBITDA to net cash used for operating activities

Inteltek

Inteltek, our 55% owned subsidiary, was awarded a contract following a tender process in 2003, for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football betting games and another separate contract to become head agent that authorizes Inteltek to establish an agent network to provide fixed odds betting games on football in Turkey.

Inteltek’s operations recorded solid growth during 2006. Revenue of Inteltek reached US$165.7 million (US$109.4 million) for the year 2006.

With respect to the fixed odds betting tender, Gtech Avrasya Teknik Hizmet ve Musavirlik A.S. commenced a lawsuit against the General Directorate of Youth and Sports in Turkey for the annulment of the fixed odds betting tender.

In February 2007, the Administrative Court of Appeals, which carried out the appeal process, decided for the injunction of the transactions related to the fixed odds betting tender. While the legal process is continuing, in February, the Parliement passed a new law regarding the sports betting business in Turkey. This law, which is still subject to the President’s approval, requires a new tender process latest by March 2008.

Investments and Funding

In 2006 Turkcell continued to generate strong cash flow. We have continued to selectively seek and evaluate new international investment opportunities. These opportunities could include the purchase of licences and acquitions in markets outside of Turkey in which we currently do not operate.

In February, we provided a bid for the third Mobile Communication License tender in Saudi Arabia.

In January 2007, in order to provide ourselves the flexibility to identify and execute the appropriate investments or acquisitions we mandated 6 banks as lead arrangers for an unsecured syndicated financing through a committed facility amounting to US$3 billion. As of February 26, 2007, we successfully closed the US$3 billion unsecured loan facility.

Dividend Distribution Policy

Turkcell has adopted a dividend policy, which is set out in its corporate governance guidelines.

The distribution of profits and the payment of an annual dividend in respect of the preceding financial year is subject to a recommendation which may be made by the Board of Director each year and submitted for approval by the shareholders at the annual general meeting,

As adopted, Turkcell’s general dividend policy is to pay dividends to shareholders with due regard to trends in the company’s operating performance, financial condition and other factors. The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of Turkcell’s distributable profits, based on the financial statements prepared in accordance with the accounting principles accepted by the Capital Markets Board of Turkey, for each fiscal year, starting with profits for fiscal 2004. However, the payment of dividends will still be subject to cash flow requirements of Turkcell, compliance with Turkish law and the approval of, or amendment by, the Board of Directors and the General Assembly of Shareholders.

Operational and Financial Review of Fourth Quarter and Full Year 2006

The following discussion focuses principally on the developments and trends in our business in the fourth quarter of 2006 and full year 2006. Selected financial information for the fourth quarter of 2005, year end 2005, third quarter of 2006 and fourth quarter of 2006 and year end 2006 are included at the end of this press release.

Macroenvironment Information

US$1.00 equaled TRY1.4056 as of December 31, 2006, while US$1.00 equaled TRY1.3418 on December 31, 2005, which implies a year on year 4.8% depreciation of TRY against US$ in 2006. During the year, there was approximately 6.5% depreciation of TRY against US$ on a monthly average basis. In the fourth quarter of 2006, on a quarter on quarter basis there was approximately 6.1% appreciation of TRY against US$, and during the fourth quarter of 2006 there was approximately 3.4% appreciation of TRY against US$ on a monthly average basis. The consumer price index and producer price index in Turkey increased by 9.6% and 11.6%, respectively, in 2006.

Below are the exchange rates for the periods reported in this press release for your convenience:

TRY / US$ rate	Q4 2005	Q3 2006	Q4 2006	Q3-Q4 2006 % Chg	YE 2005	YE 2006	2005-2006 YE % Chg

Closing Rate	1.3418	1.4971	1.4056	(6.1%)	1.3418	1.4056	4.8%
Average Rate	1.3461	1.5045	1.4538	(3.4%)	1.3442	1.4313	6.5%

OPERATIONAL REVIEW

Summary of Operational Data	Q4 2005	Q3 2006	Q4 2006	Q3-Q4 2006 % Chg	YE 2005	YE 2006	2005-2006 YE % Chg

Number of total subscribers (million)	27.9	30.8	31.8	3.2%	27.9	31.8	14.0%
Number of post-paid subscribers (million)	5.4	5.7	5.8	1.8%	5.4	5.8	7.4%
Number of pre-paid subscribers (million)	22.5	25.1	26.0	3.6%	22.5	26.0	15.6%

ARPU (Average Monthly Revenue per User), blended (US$)	12.3	12.1	11.8	(2.5%)	14.0	12.1	(13.6%)
ARPU, postpaid (US$)	29.1	30.3	31.1	2.6%	33.5	31.0	(7.5%)
ARPU, prepaid (US$)	8.2	8.0	7.5	(6.3%)	9.0	7.8	(13.3%)

Churn (%)	2.9	4.1	4.4	-	10.1	14.7	-

MOU (Average Monthly Minutes of usage per subscriber), blended	70.1	81.8	74.1	(9.4%)	67.7	70.3	3.8%

Subscribers

We added 0.9 million net new subscribers in the last quarter of 2006 and our total number of subscribers reached 31.8 million as of December 31, 2006. This corresponds to an increase of 3% from 30.8 million as of September 30, 2006 while the annual growth rate was approximately 14% during 2006, up from 27.9 million as of December 31, 2005. We added 3.9 million net new subscribers in 2006. Our subscriber base consists of 5.8 million (5.4 million) postpaid and 26.0 million (22.5 million) prepaid subscribers as of the year end of 2006. New gross subscribers acquired in 2006 consisted of 90% prepaid and 10% postpaid subscribers.

Turkcell Group Subscribers

We have approximately 39.4 million (32.1 million) proportionate GSM subscribers as of December 31, 2006. This is calculated by taking the number of GSM subscribers in Turkcell and each of our subsidiaries and multiplying the number of unconsolidated investees by our percentage ownership interest in each subsidiary. This figure includes the proportionate rather than total number of Fintur’s GSM subscribers of 1.8 million (1.5 million) subscribers. However, the figure includes the total number of GSM subscribers in Ukraine (we have a 54.8% direct and indirect stake in the Ukranian subsidiary) and in our operations in Turkish Republic of Northern Cyprus (“Northern Cyprus”) (we have a 100% stake in Northern Cyprus) amounting to 5.6 million (2.5 million) and 0.2 million (0.2 million) subscribers respectively, because the financial statements of our subsidiaries in Ukraine and Northern Cyprus are consolidated with Turkcell’s financial statements.

Turkcell Group Subscribers (million)	Q4 2005	Q3 2006	Q4 2006	Q3-Q4 2006 % Chg	YE 2005	YE 2006	2005-2006 YE % Chg

Turkcell	27.9	30.8	31.8	3.2%	27.9	31.8	14.0%
Ukraine	2.5	4.7	5.6	19.1%	2.5	5.6	124.0%
Fintur (pro rata)	1.5	1.7	1.8	5.8%	1.5	1.8	20.0%
Northern Cyprus	0.2	0.2	0.2	-	0.2	0.2	-
TURKCELL GROUP	32.1	37.4	39.4	5.3%	32.1	39.4	22.7%

Churn Rate

Churn refers to disconnected subscribers, whether disconnected voluntarily or involuntarily. In the fourth quarter of 2006, our churn rate increased to 4.4%, compared to 4.1% in the third quarter of 2006, mainly due to overall high market growth in the previous quarters and intensified competition. The annual total churn rate as of December 31, 2006 increased to 14.7% from 10.1% as of December 31, 2005, in line with our expectations, due to overall high growth, our large subscriber base as well as intensified competition in the Turkish market throughout the year. While our on-going emphasis on retention remains a high priority, we expect our churn rate in 2007 to be higher than 2006.

MoU

Our blended minutes of usage per subscriber (“MoU”) in the fourth quarter of 2006 decreased by 9.4% to 74.1 minutes (81.8 minutes) predominantly due to the seasonality impact as well as the absence of certain mass offers. However, the positive impact of the campaigns during the third quarter of 2006 led to higher usage levels in the fourth quarter of 2006 compared to that in the fourth quarter 2005. In 2006, blended MoU increased by 3.8% to 70.3 minutes (67.7 minutes), in line with our expectation, as a result of our various incentives as well as strengthened offers throughout the year. In 2007, we expect our blended MoU to increase with our continued emphasis on segmented incentives and loyalty programmes.

ARPU

Our blended average revenue per user (“ARPU”) decreased to US$11.8 (US$12.1) in the fourth quarter of 2006 mainly due to the seasonally lower usage. In 2006, our blended ARPU decreased to US$12.1 (US$ 14.0) mainly due to loyalty programmes, the depreciation of TRY against US$ combined with the dilutive impact of prepaid subscribers. In 2007, our blended ARPU is expected to be flat or to show a slight decrease mainly due to the anticipated depreciation of TRY, combined with the dilutive impact of prepaid subscribers.

FINANCIAL REVIEW

Profit and Loss Statement Analysis

Please find below some explanation on major P&L items:

Profit & Loss Statement (million US$)	Q4 2005	Q3 2006	Q4 2006	Q3-Q4 06 % Chg	YE 2005	YE 2006	2005-2006 YE % Chg

Total revenues	1,076.7	1,199.4	1,203.3	0.3%	4,528.0	4,700.3	3.8%
Direct cost of revenues	(672.1)	(651.5)	(662.0)	1.6%	(2,701.6)	(2,627.9)	(2.7%)
Administrative expenses	(41.6)	(40.2)	(29.2)	(27.4%)	(154.0)	(154.9)	0.6%
Selling and marketing expenses	(215.3)	(212.7)	(211.8)	(0.4%)	(700.5)	(827.5)	18.1%
EBITDA	339.0	477.1	465.2	(2.5%)	1,722.2	1,820.0	5.7%

Financial expense	(40.2)	42.8	(42.0)	(198.1%)	(191.2)	(108.0)	(43.5%)
Financial income	58.1	40.5	63.0	55.6%	167.5	184.0	9.9%
Net financing cost	17.9	83.3	21.0	(74.8%)	(23.7)	76.0	220.7%
Share of profit of associates	22.0	26.5	16.3	(38.5%)	68.2	78.6	15.2%
Income tax expense	(14.9)	(108.9)	(52.0)	(52.2%)	(290.5)	(413.2)	42.2%
Net income	219.5	311.8	289.6	(7.1%)	772.2	875.5	13.4%

Revenue

Contrary to the expected seasonality impact, which leads to weak revenues in the first and fourth quarters of the year, our revenues remained flat at US$1,203.3 million (US$1,199.4 million) in the fourth quarter of 2006 due to the 3% growth in the subscriber base combined with the positive impact of the campaigns available during the third quarter 2006 that led to higher usage levels in the fourth quarter 2006. On an annual basis, our revenues increased by 4% to US$4,700.3 million (US$4,528.0 million) on the back of an increasing subscriber base and usage as well as the contribution of our consolidated subsidiaries despite the depreciation of TRY against US$. In 2007, we aim to increase our revenues on the back of continued growth of subscriber base and usage; while the level of growth will be dependent upon potential macro economic developments as well as the evolving competitive environment.

Direct cost of revenue

The direct cost of revenue, including depreciation and amortization, remained almost stable at US$662.0 million (US$651.5 million) in the fourth quarter of 2006, despite the 3.4% appreciation of TRY against US$. Consequently the proportion of direct cost of revenues to total revenue remained stable at 55% (54%).

On a yearly basis, the direct cost of revenue decreased to US$2,627.9 million (US$2,701.6 million) mainly due to the decrease in Treasury share and interconnection costs. Consequently, gross profit margin increased to 44% (40%).

Treasury share fee (including Universal Service Fund payments) remained stable at US$189.3 million (US$189.6 million) in the fourth quarter of 2006. This was in line with similar revenue levels. However, it declined by 9% on an annual basis as a result of the revision in the definition of gross revenue used for the Treasury share calculation, which became effective as of March 10, 2006 and led to lower Treasury share fee payments.

Depreciation and amortization decreased to US$164.9 million (US$182.1 million) in the fourth quarter of 2006 mainly due to fully depreciated fixed assets. Depreciation and amortization decreased to US$730.0 million (US$750.3 million) in 2006 mainly due to the fully depreciated assets and depreciation of TRY against US$. Despite the decrease in depreciation and amortization, direct cost of revenues as a percentage of revenue remained stable in the fourth quarter of 2006 due to the increase in network related expenses.

Interconnection costs remained relatively stable at US$82.7 million (US$81.2 million) in the fourth quarter of 2006 whereas they decreased yearly by 29% to US$338.3 million (US$ 435.6) due to the downward revision of call termination rates and the depreciation of TRY against US$.

Selling and marketing expenses

Our selling and marketing expenses remained stable at US$211.8 million (US$212.7 million) in the fourth quarter of 2006. The proportion of selling and marketing expenses to revenue remained stable at 18% (18%) during the fourth quarter of 2006.

Selling and marketing expenses in 2006 were US$827.5 million (US$700.5 million), which constituted a 18% year on year rise in nominal terms in line with our expectations as a result of the increase in advertisements and marketing campaigns as well as dealer and distributor activities. The proportion of selling and marketing expenses to revenue in 2006 increased to 18% (15%).

Turkcell’s subscriber acquisition costs per subscriber (“SAC”) decreased by 16% to US$28.2 (US$33.5) in the fourth quarter of 2006, mainly due to seasonally lower distributor campaign and activities. SAC in 2006 increased to US$30.4 (US$26.0) in line with our expectations mainly due to campaigns and activities initiated during the year as well as increasing dealer and distributor activities.

Administrative expenses

Our administrative expenses decreased to US$29.2 million (US$40.2 million) in the fourth quarter of 2006 due to the income accrual of approximately US$15.5 million recognized for the success fee previously paid to BNP Paribas for Irancell which will be paid back to Turkcell in 2007. Consequently administrative expenses as a proportion of revenue remained stable at 3% (3%). During 2006, we recorded US$154.9 million (US$154.0 million) of general and administrative expenses, and the proportion of general and administrative expenses to revenue remained stable at 3% (3%).

Share of profit of equity accounted investees

In the fourth quarter of 2006, we recorded US$16.3 million (US$26.5 million) of equity in net income of unconsolidated investees.

In 2006, our equity in net income of unconsolidated investees increased to US$78.6 million (US$68.2 million) mainly due to solid operational growth throughout the year in Fintur operations.

Net financing costs

Financial income increased to US$63.0 million (US$40.5 million) in the fourth quarter of 2006 due to the increasing cash balance. As a result of the increasing cash balance and interest rates in 2006, financial income increased to US$184.0 million (US$167.5 million).

We recorded US$42.0 million financial expenses in the fourth quarter of 2006 mainly due to the appreciation of TRY against US$ and the absence of market-to-market gain from the forward transactions for which we had recorded financial income of US$42.8 million during the previous quarter.

Our financial expense decreased by 44% on an annual basis to US$108.0 million (US$191.2 million) mainly due to the absence of interest expenses for litigation payments recorded in 2005.

Overall, our net financing income in the fourth quarter of 2006 was US$21.0 million compared to US$83.3 million in the third quarter of 2006. In 2006, we recorded net financing income of US$76.0 million compared to net financing expense of US$23.7 million in 2005. This was mainly due to the increasing cash balance and interest rates in 2006 and the absence of interest expenses for litigation payments recorded in 2005.

Income tax expense

(million US$)	Q4 2005	Q3 2006	Q4 2006	Q3-Q4 06 % Chg	YE 2005	YE 2006	2005-2006 YE % Chg

Current Tax expense	43,7	(92.2)	(64.2)	(30.4%)	(69.8)	(310.7)	345.1%
Deferred Tax expense	(58.6)	(16.7)	12.2	(173.1%)	(220.7)	(102.5)	(53.6%)
Income Tax expense	(14.9)	(108.9)	(52.0)	(52.2%)	(290.5)	(413.2)	42.2%

The income tax rate, which was 30% for the fiscal year ended December 31, 2005, has been decreased to 20% effective from January 1, 2006 for which the tax law was enacted during June 2006.

The total taxation charge in the fourth quarter of 2006 decreased to US$52.0 million (US$108.9 million) whereas year on year total income tax expense increased to US$413.2 million (US$290.5 million). There were two major reasons for the increase. One of them is that, the tax expenses in 2005 includes one time tax deductions related to legal disputes, which were deducted from the corporate tax basis in 2005. The second is that our investment incentive certificates have provided a tax benefit in the past in the form of deductions for corporate tax purposes, which exempted us from the 30% corporate tax, instead such deductions were subject to withholding tax at the rate of 19.8%. As a result of the change in tax rates, the difference of 30% corporate tax and 19.8% withholding tax, which had been recorded as a deferred tax benefit has been reversed in 2006 since this 10.2% deferred tax benefit has been decreased to 0.2% as result of the change in tax rate.

Deferred tax income of US$12.2 million (deferred tax expense of US$16.7 million) was realized in the fourth quarter of 2006 due to temporary differences.

Out of the total tax charge, US$64.2 million (US$92.2 million) was related to current tax charges in the fourth quarter of 2006, which decreased significantly due to the decreasing net income before taxation with the increasing costs in the fourth quarter compared with the third quarter 2006.

In 2006, our current tax expense increased to US$310.7 million (US$69.8 million), despite there being a decrease in the corporate tax rate due to the absence of one time tax deductions made in 2005.

EBITDA

EBITDA in the fourth quarter of 2006 was US$465.2 million (US$477.1 million) and EBITDA margin remained almost stable at 39% (40%). EBITDA in 2006 increased by 6% to US$1,820.0 million (US$1,722.2 million) due to the decrease in Treasury Share and interconnection expenses and 39% EBITDA margin was achieved. In 2007, we aim to maintain EBITDA margin at approximately 38% on an annual basis.

EBITDA	Q4 2005	Q3 2006	Q4 2006	Q3-Q4 06 % Chg	YE 2005	YE 2006	2005-2006 YE % Chg

Net revenues	1,076.7	1,199.4	1,203.3	0.3%	4,528.0	4,700.3	3.8%
Less: Direct cost of revenues	(672.1)	(651.5)	(662.0)	1.6%	(2,701.6)	(2,627.9)	(2.7%)
Plus: Depreciation and amortization	(191.4)	(182.1)	(164.9)	(9.4%)	(750.3)	(730.0)	(2.7%)
Less: Selling and marketing expenses	(215.3)	(212.7)	(211.8)	(0.4%)	(700.5)	(827.5)	18.1%
Less: Administrative expenses	(41.6)	(40.2)	(29.2)	(27.4%)	(154.0)	(154.9)	0.6%
EBITDA	339.0	477.1	465.2	(2.5%)	1,722.2	1,820.0	5.7%
EBITDA Margin	31%	40%	39%	-	38%	39%	-

Net income

In the fourth quarter of 2006, net income decreased to US$289.6 million (US$311.8 million) due to lower net financing income.

We recorded US$875.5 million (US$772.2 million) net income in 2006 mainly due to strong operational performance and absence of interest expenses for the litigation payments.

Balance Sheet Analysis

Total Debt

Our consolidated debt amounted to US$639.6 million (US$645.1 million) as of December 31, 2006. Of this total amount, US$465.4 million (US$457.8 million) was related to our Ukraine operations.

On January 9, 2007, in order to increase our financial flexibility, we mandated 6 banks as lead arrangers for an unsecured syndicated financing through a committed facility amounting to US$3 billion. As of February 26, 2007, we successfully closed the US$3 billion unsecured loan facility.

Cash Flow Analysis

Consolidated Cash Flow (million)	Q4 2005	Q3 2006	Q4 2006	FY 2005	FY 2006

Net cash provided by operating activities	297.2	615.1	711.9	1,095.6	1,837.3
Net cash used for investing activities	(237.7)	(326.5)	(135.1)	(659.2)	(632.5)
Net cash provided by/(used for) financing activities	104.4	(27.1)	(24.1)	(370.6)	(378.2)
Cash Balance	808.2	985.1	1,598.6	808.2	1,598.6

Our net cash flow from operating activities increased to US$711.9 million (US$615.1 million) in the fourth quarter of 2006 mainly resulting from the increase in net income in the fourth quarter due to strong operational performance.

In 2006, our net cash flow from operating activities increased to US$1,837.3 million (US$1,095.6 million) resulting from the increase in net income due to strong operational performance.

In the fourth quarter, net cash used for investing activities decreased to US$135.1 million (US$326.5 million) mainly resulting from A-Tel investment amounting to US$150 million in the third quarter of 2006.

Capital expenditures in the fourth quarter of 2006 amounted to US$210.7 million (US$176.2 million) of which US$83.2 million (US$27.4 million) was related to our Ukrainian operations.

In 2006, capital expenditures amounted to US$604.8 million (US$772.6 million) of which US$200.2 million (US$270.6 million) was related to our Ukrainian operations.

Consequently, our cash position at the end of 2006 reached US$1,598.6 million (US$808.2 million).

In 2007, we plan to spend approximately US$400 million operational expenditures, excluding potential 3G capital expenditures in Turkey, in core, access and service network. Potentially approximately 20% additional capital expenditure for 3G can be assumed in 2007. As for Ukraine in 2007, we expect to spend around US$150 million on capital expenditures.

Reconciliation of Non-GAAP Financial Measures

We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry, which enhances the understanding of our operating results and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and, accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors.

Beginning from the 2006 fiscal year, we have revised the definition of EBITDA which we use and we report EBITDA using this new definition starting from the first quarter of 2006 results announcement to provide a new measure to reflect solely cash flow from operations.

The EBITDA definition used in our previous releases had included Revenues, Direct Cost of Revenues excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses, translation gain/(loss), financial income, income on unconsolidated subsidiaries, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). Our new EBITDA definition includes Revenues, Direct Cost of Revenues excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), financial income, income on unconsolidated subsidiaries, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

EBITDA is not a measure of financial performance under IFRS and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

TURKCELL US$ million	Q4 2005	Q3 2006	Q4 2006	Q3-Q4 06 % Chg	YE 2005	YE 2006	2005-2006 YE % Chg

EBITDA	339.0	477.1	465.2	(2.5%)	1,722.2	1,820.0	5.7%
Other operating income/(expense)	7.1	(1.4)	(0.4)	(71.4%)	10.5	1.6	(84.8%)
Financial income	58.1	40.5	63.0	55.6%	167.5	184.0	9.9%
Financial expense	(40.2)	42.8	(42.0)	(198.1%)	(191.2)	(108.0)	(43.5%)
(Less)/gain on net monetary position, net	21.3	0.0	0.0	0%	11.0	0.0	-
Net increase (decrease) in assets and liabilities	(88.1)	56.1	226.1	302.9%	(624.4)	(60.3)	(90.3%)
Net cash provided by operating activities	297.2	615.1	711.9	15.7%	1,095.6	1,837.3	67.7%

EUROASIA US$ million	Q4 2005	Q3 2006	Q4 2006	Q3-Q4 06 % Chg	YE 2005	YE 2006	2005-2006 YE % Chg

EBITDA	(25.9)	(21.9)	(26.5)	21.0%	(64.7)	(83.8)	29.5%
Other operating income/(expense)	(1.2)	(0.1)	(0.3)	200.0%	(1.9)	(1.8)	(5.3%)
Financial income	0.2	0.4	0.2	(50.0%)	0.2	0.9	350.0%
Financial expense	(8.9)	(10.8)	(2.8)	(74.1%)	0.2	(40.7)	-
Net increase (decrease) in assets and liabilities	(3.8)	(10.1)	46.9	(564.4%)	(20.8)	9.5	(145.7%)
Net cash provided by operating activities	(39.6)	(42.5)	17.5	(141.2%)	(87.0)	(115.9)	33.2%

Forward-Looking Statements

This release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “may,” “will,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “continue.”

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

www.turkcell.com.tr

ABOUT TURKCELL

Turkcell is the leading GSM operator in Turkey with 31.8 million post-paid and pre-paid customers as of December 31, 2006 operating in a three player market with a market share of approximately 60% as of September 30, 2006 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 541 operators in 193 countries as of February 26, 2007. Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,700 million net revenues as of December 31, 2006 as per IFRS financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 7.46% by Cukurova Group, 13.07% by Sonera Holding, 5.07% by M.V. Group and 0.01% by others while the remaining 23.39% is free float.

For further information please contact:

Contact:

Turkcell:

Investors:

Koray Ozturkler, Investor Relations

Tel: +90-212-313-1500

Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations

Tel: + 90-212-313-1275

Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media: Doruk Arbay, Corporate Communications Tel: + 90-212-313-2319 Email: doruk.arbay@turkcell.com.tr

TURKCELL ILETISIM HIZMETLERI A.S.
SELECTED FINANCIALS

	Quarter Ended December 31, 2005	Quarter Ended September 30, 2006	Quarter Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2005

Consolidated Statement of Operations Data
Revenues
Communication fees
	1,012.9	1,119.0	1,128.9	4,295.9	4,406.7
Commission fees on betting business
	34.7	45.7	38.9	112.5	172.4
Monthly fixed fees
	12.7	14.5	15.8	54.9	57.6
SIM card sales
	13.5	2.9	6.0	50.3	21.0
Call center revenues and other revenues
	2.9	17.3	13.7	14.4	42.6
Total revenues
	1,076.7	1,199.4	1,203.3	4,528.0	4,700.3
Direct cost of revenues
	(672.1)	(651.5)	(662.0)	(2,701.6)	(2,627.9)

Gross profit
	404.6	547.9	541.3	1,826.4	2,072.4
Administrative expenses
	(41.6)	(40.2)	(29.2)	(154.0)	(154.9)
Selling & marketing expenses
	(215.3)	(212.7)	(211.8)	(700.5)	(827.5)
Other operating income / (expense)
	7.1	(1.4)	(0.4)	10.5	1.6

Operating profit before financing costs
	154.8	293.6	299.9	982.4	1,091.6
Financial expense
	(40.2)	42.8	(42.0)	(191.2)	(108.0)
Financial income
	58.1	40.5	63.0	167.5	184.0
Share of profit of associates
	22.0	26.5	16.3	68.2	78.6
Loss on net monetary position, net
	21.3	—	—	11.0	—

Income before taxes and minority interest
	216.0	403.4	337.2	1,037.9	1,246.2
Income tax expense
	(14.9)	(108.9)	(52.0)	(290.5)	(413.2)

Income before minority interest
	201.1	294.5	285.2	747.4	833.0
Minority interest
	18.4	17.3	4.4	24.8	42.5

Net income
	219.5	311.8	289.6	772.2	875.5

Net income per share
	0.099775	0.141734	0.131651	0.351035	0.397951
Other Financial Data
Gross margin	38%	46%	45%	40%	44%
EBITDA(*)	339.0	477.1	465.2	1,722.2	1,820.0
Capital expenditures	233.6	176.2	210.7	772.6	604.8
Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	808.2	985.1	1,598.6	808.2	1,598.6
Total assets	5,215.1	5,339.8	6,089.7	5,215.1	6,089.7
Long term debt	79.2	102.5	113.5	79.2	113.5
Total debt	657.3	645.1	639.6	657.3	639.6
Total liabilities	1,524.8	1,753.1	1,971.8	1,524.8	1,971.8
Total shareholders’ equity / Net Assets	3,690.3	3,586.7	4,118.0	3,690.3	4,118.0
Consolidated Cash Flow Information
Net cash provided by operating activities	297.2	615.1	711.9	1,095.6	1,837.3
Net cash used in investing activities	(237.7)	(326.5)	(135.1)	(659.2)	(632.5)
Net cash used in financing activities	104.4	(27.1)	(24.1)	(370.6)	(378.2)

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 16.

TURKCELL CLOSED US$3 BILLION SYNDICATED LOAN FACILITY

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

On January 9, 2007, Turkcell announced that it mandated Akbank T.A.S., Citibank N.A., T. Garanti Bankasi A.S., HSBC Bank plc, J.P. Morgan plc and Standard Bank plc as lead arrangers for an unsecured syndicated financing through a committed facility amounting to USD 3 billion. On February 26, 2007, Turkcell successfully closed the US$3 billion unsecured syndicated term loan facility.

The Facility was structured as a senior unsecured term loan facility in Tranches A, B and C of US$1 billion each and with maturities of 3, 5 and 7 years respectively.

This financing will be utilized for potential international investments, if one or more opportunities are realized as its efforts to selectively seek and evaluate new international investment opportunities continue and for general corporate purposes and the utilization of the financing will be based upon need.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Serkan Okandan	Ferda Atabek
Chief Financial Officer	Investor Relations
27.02.2007, 09:15	27.02.2007, 09:15

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

1

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 27, 2007	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Head of Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 27, 2007	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer